THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY EXTENSION ENDORSEMENT

This endorsement modifies the following:

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:

POLICY PERIOD:

Inception Date:	August 22, 2024	Expiration Date:	September 22, 2025

12:01 A.M. standard time both dates at the Principal Address stated in ITEM 1.

Such extension will not provide a new, additional, or renewed limit(s) of liability.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America Policy Number: 107887496

ACF-7005 Ed. 01-09 Printed in U.S.A.	Page 1of 1
©2009 The Travelers Companies, Inc. All Rights Reserved

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE POLICY PERIOD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:

POLICY PERIOD:

	Inception Date:08/22/2024	Expiration Date:09/22/2025
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America Policy Number: 107887496
IVBB-19031 Ed. 01-16	Page 1of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

BIP Ventures Evergreen BDC

Certificate of the Secretary

The undersigned, Kara Mullins, hereby certifies that she is the duly elected Secretary of BIP Ventures Evergreen BDC (the “Company”), a Delaware statutory trust, and further certifies that the following recitals and resolutions were adopted by the Board of Trustees (the “Board”) of the Company via written consent on August 22, 2025, and that such resolutions have not been modified or rescinded since their adoption and are in full force and effect as of the date hereof:

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17g-1(a) thereunder, applicable to business development companies (“BDCs”) pursuant to Section 59 of the 1940 Act, require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, the Board wishes to ratify and approve the extension of the fidelity bond (the “Fidelity Bond”) covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Travelers Casualty, providing coverage for each and every occurrence of an insured loss up to $600,000 single loss limit of liability for the period from August 22, 2025 to September 22, 2025, and the payment of a premium of $185.00 for such extension, in the form and on terms substantially similar to those presented to the Board.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Trustees who are not “interested persons” of the Company as such term defined in Section 2(a)(19) of the 1940 Act, hereby determines that the amount, type, form, premium and coverage of the extension of the Fidelity Bond, are fair and reasonable; and it is

FURTHER RESOLVED, that the officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them individually hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and it is

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and it is

FURTHER RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such Authorized Officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its Trustees or Authorized Officers in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as the authorized actions of the Company.

Dated: August 27, 2025
/s/ Kara Mullins
Kara Mullins
Secretary